Via Facsimile and U.S. Mail
Mail Stop 4720

April 1, 2010

Ms. Annmarie Hagan
Executive Vice President and
Chief Financial Officer
CIGNA Corporation
Two Liberty Place
Philadelphia, PA 19192

Re: **CIGNA Corporation**
        Form 10-K for the Period Ended December 31, 2009
        Filed February 25, 2010
        File No. 001-8323

Dear Ms. Hagan:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1. We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Conslidated Financial Statements

Note 10 – Pension and Other Postretirement Plans, page 126

2. Please provide disclosures for your foreign pension and other retirement plans separate from your disclosures for your domestic pension and other retirement plans.

Note 11 – Fair Value Measurements
Financial Assets and Financial Liabilities Carried at Fair Value
Level 2 Financial Assets and Financial Liabilities, page 134

3. Please quantify the Level 2 investments for which the fair value was derived using broker quotes. Please also disclose how many quotes you obtain for each investment, if you obtain multiple quotes, how you determine the fair value in the event that the quoted values are different, and whether you adjust the broker quotes to derive the fair value. If you adjust the broker quote to derive the fair value, quantify the amount of the adjustment and explain why you adjusted the fair value.

4. Please quantify the Level 2 investments that were derived using recent trade information and pricing models. To the extent that the pricing model requires your judgment in selecting input assumptions or inputs that are corroborated by market data for the term of the instrument, please disclose why it is appropriate to classify these investments as Level 2 versus Level 3 in the fair value hierarchy. Please also disclose the nature of the adjustments to reflect risk inherent in a particular methodology, model or input used.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant